Exhibit 23.03

CONSENT

As independent petroleum and natural gas consultants, we hereby consent to the reference of our name in the Annual Report on Form 10-K for the year ended December 31, 2004 of Equitable Resources, Inc. and, by incorporation of our name by reference in said Form 10-K in the Registration Statement on Form S-4.  We have no interest of a substantial or material nature in Equitable Resources, Inc., or in any affiliate. We have not been employed on a contingent basis, and we are not connected with Equitable Resources, Inc., or any affiliate as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.

Houston, Texas
October 25, 2005.